As filed with the SEC on October 11, 2001

                                                               File No. 70-09915

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                    ----------------------------------------

                        Pre-effective Amendment No. 1 to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

          New RC, Inc.                            Conectiv
          701 Ninth Street, N.W.                  800 King Street
          Washington, DC 20068.                   Wilmington, DE 19899

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                    ----------------------------------------

                                  New RC, Inc.
                    (Name of top registered holding company)

                    ----------------------------------------

Dennis R Wraase          William T. Torgerson            Peter F. Clark
President                General Counsel                 Vice President, General
New RC, Inc.             Potomac Electric Power Company  Counsel and Secretary
701 Ninth Street, N.W.   701 Ninth Street, N.W.          Conectiv
Washington, DC 20068.    Washington, DC 20068.           800 King Street
                                                         Wilmington, DE 19801

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

     Sheri E. Bloomberg                     Judith A. Center
     Sonia Mendonca                         William C. Weeden
     LeBoeuf, Lamb, Greene & MacRae,        Skadden, Arps, Slate, Meagher &
       L.L.P.                                 Flom, L.L.P.
     125 West 55th Street                   1440 New York Avenue, NW
     New York, NY 10019-5389                Washington, D.C. 20005
     (212) 424-8000                         (202) 371-7000
     Facsimile: (212) 424-8500              Facsimile: (202) 371-5760

     Through this pre-effective Amendment No. 1, Applicants request that the matters in Files No. 70-09913 and 70-09915 be consolidated and that File No. 70-09915 be closed. File No. 70-09913 consists of a Form U-1 Application-Declaration submitted by New RC, Inc. on July 20, 2001 that is identical to the one submitted by Conectiv in File No. 70-09915. The approvals requested in this Application will be fully pursued, and all future requests in connection herewith will be filed by New RC, Inc., under File No. 70-09913.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this pre-effective Amendment to an Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  October 11, 2001


                                        NEW RC, INC.


                                        By:  /s/ Dennis R. Wraase
                                             --------------------------
                                             Name: Dennis R. Wraase
                                             Title: President and Treasurer


                                        CONECTIV


                                        By:  /s/ Peter F. Clark
                                             --------------------------
                                             Name: Peter F. Clark
                                             Title: Vice President, General
                                                      Counsel & Secretary